SECU 12011182 SSION

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SEC Mail Processing Section
FEB 24 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Churchill Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1406 Browns Lane, 2nd Floor
(No. and Street)

Louisville (City) Kentucky (State) 40207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Hunter, Jr. 502-895-3535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley
(Name – *if individual, state last, first, middle name*)

2000 Meidinger Tower, 462 South Fourth Street, Louisville, KY 40202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John J. Hunter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Churchill Financial, LLC, as of 12/31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public My commission expires on October 28, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Churchill Financial, LLC

Contents

1. Independent Auditor's Report

3. Statement of Financial Condition

4. Statement of Income

5. Statement of Changes in Members' Equity

6. Statement of Cash Flows

7. Notes to Financial Statements

Supplementary Information

12. Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

13. Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Mountjoy
Chilton
Medley LLP

Independent Auditor's Report

Members
Churchill Financial, LLC

We have audited the accompanying statement of financial condition of Churchill Financial, LLC (the Company) as of December 31, 2011, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Churchill Financial, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements.

Louisville
2000 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202

Lexington
175 East Main Street
Suite 200
Lexington, KY 40507

Frankfort
150 Flynn Avenue, Suite 100
P.O. Box 5630
Frankfort, KY 40602

Cincinnati
1440 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

888.587.1719 | www.mcmcpa.com
An Independent Member of Baker Tilly International

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 22, 2012

Churchill Financial, LLC
Statement of Financial Condition
As of December 31, 2011

ASSETS

Cash and equivalents	$	302,391
Deposits with clearing firms		101,003
Receivable from brokers and dealers		261,583
Prepaid expenses		34,862
Fixed assets, net of accumulated depreciation of $33,547		13,909
Total assets	$	713,748

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	55,288
Members' equity		658,460
Total liabilities and members' equity	$	713,748

See accompanying notes.

Churchill Financial, LLC
Statement of Income
For the Year Ended December 31, 2011

Revenues:	
Commissions	$ 3,510,771
Investment advisory fees	32,118
	3,542,889
Expenses:	
Clearing fees	587,398
Occupancy and equipment rental	116,197
Compensation costs and guaranteed payments to partners	901,565
Other operating expenses	220,770
	1,825,930
Income Before Income Taxes	1,716,959
Income Tax Expense	49,064
Net income	$ 1,667,895

See accompanying notes.

Churchill Financial, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2011

Balance, beginning of year	$	442,565
Net income		1,667,895
Distributions		(1,452,000)
Balance, end of year	$	658,460

See accompanying notes.

Churchill Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 1,667,895
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	9,359
(Increase) decrease in operating assets:	
Deposits with clearing firms	3,051
Receivable from brokers and dealers	(39,053)
Prepaid expenses	(646)
Increase in operating liabilities:	
Accounts payable and accrued expenses	10,237
Net cash provided by operating activities	1,650,843
Cash flows from investing activities:	
Purchase of equipment	(7,747)
Net cash used in investing activities	(7,747)
Cash flows from financing activities:	
Member distributions	(1,452,000)
Net cash used in financing activities	(1,452,000)
Net increase in cash and equivalents	191,096
Cash and equivalents, beginning of year	111,295
Cash and equivalents, end of year	$ 302,391

See accompanying notes.

Churchill Financial, LLC
Notes to Financial Statements
For the Year Ended December 31, 2011

Note 1 – Nature of Business and Significant Accounting Policies

Churchill Financial, LLC (the Company) is a broker/dealer in securities registered with the Securities and Exchange Commission under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker/dealer. In addition, the liability of the members of the Company'is limited to the member's total capital contributions.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The Accounting Standards Codification (ASC) as produced by the Financial Accounting Standards Board (FASB) is the sole source of authoritative GAAP for non-governmental entities.

The accounting policies followed by the Company are as follows:

Statement of Income

For purposes of this statement, the Company recognizes commissions and related clearing expenses on a settlement date basis as security transactions occur.

Statement of Cash Flows

For purposes of this statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is organized as a limited liability company and has elected to be taxed as a partnership for Federal income tax purposes. Therefore, net income for Federal and State income tax purposes is passed through to the members personally. Income tax expense represents local income taxes for the year ending December 31, 2011.

The Company recognizes uncertain tax positions using the "more-likely-than-not" approach as defined in the ASC. No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2008-2010 federal tax years remain open and subject to examination.

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

Accounts Receivable

Management considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three to five years.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense amounted to $346 for the year ended December 31, 2011.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2011 or the procedures followed in making the periodic computation required. At December 31, 2011, the Company had net capital of $604,561 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was 0.091 to 1 at December 31, 2011. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Possession or Control Requirements

The Company adheres to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by transmitting all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

Note 4 – Concentration of Risk

Substantially all commissions earned by the Company were received from trades directed by one investment management firm, Cullinan Associates, Inc. Certain members of the Company are also stockholders of Cullinan Associates, Inc. The Company's offices are located in the offices of Cullinan Associates, Inc. and the Company paid $105,780 in occupancy and equipment rental costs to a non-member stockholder of Cullinan Associates, Inc., for the year ended December 31, 2011.

Note 5 – Simplified Employee Pension Plan

The Company has a Salary Deferral Simplified Employee Pension plan (SAR-SEP), whereby it may (but is not required to) make discretionary contributions on behalf of employees who have been with the Company for two years or more. In addition, eligible employees may make contributions to the SEP. There were $132,050 of Company contributions during the year.

Note 6 – Concentration of Credit Risk

Section 343 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (DFA) provides temporary unlimited deposit insurance coverage for noninterest-bearing transaction accounts at all FDIC-insured depository institutions (the "Dodd-Frank Deposit Insurance Provision"). The bank at which the Company maintains its accounts participates in the program. At December 31, 2011, the Company had no uninsured balances.

Note 7 – Operating Lease

In November 2010, the Company entered into a twelve month operating lease that required monthly lease payments of $598 per month in advance during the term of the lease from November 2010 to November 2011. The Company then extended the lease on a month to month basis through December 31, 2011, which required monthly lease payments of $718 per month. On December 19, 2011, this lease was extended through June 30, 2012. The amount charged to rent expense under this lease was $7,419 during the year ended December 31, 2011.

Note 8 – Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. GAAP establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

At December 31, 2011, financial instruments consisted of cash and equivalents whose carrying values approximate fair value due to the short-term nature of the instruments. These financial instrument's fair values are measured using the Level 1 valuation hierarchy.

Note 9 – Subsequent Events

The Company evaluated events through the date on which the financial statements were available to be issued and no additional disclosures were required.

Supplementary Information

Schedule I

Churchill Financial, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

Net capital:		
Total members' equity	$	658,460
Deduct non-allowable assets and excess fidelity bond deductible	$	53,899
Net capital before haircuts on securities positions (tentative net capital)		604,561
Haircuts on securities positions		0
Net capital	$	604,561
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	55,288
Total aggregate indebtedness	$	55,288
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	599,561
Ratio: aggregate indebtedness to net capital		0.091 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	604,561
Net capital per above	$	604,561

See accompanying independent auditor's report.

Mountjoy
Chilton
Medley LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Members
Churchill Financial, LLC

In planning and performing our audit of the financial statements and supplementary information of Churchill Financial, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Louisville
2000 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202

Lexington
175 East Main Street
Suite 200
Lexington, KY 40507

Frankfort
150 Flynn Avenue, Suite 100
P.O. Box 5630
Frankfort, KY 40602

Cincinnati
1440 PNC Center
201 East Fifth Street
Cincinnati, OH 45202

888.587.1719 | www.mcmcpa.com
An Independent Member of Baker Tilly International

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
February 22, 2012

Churchill Financial, LLC

December 31, 2011

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Chicago Regional Office
Merri Jo Gillette, Regional Director
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

FINRA/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Herani Dansamo